UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2021
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 14, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Successfully Completes Refinancing
of $600 Million Credit Facility

MONTREAL, QUEBEC and SARASOTA, FLORIDA - June 14, 2021 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today announced a new five-year $600 million credit facility (the “Credit Facility”) pursuant to an amendment to its existing credit agreement with a syndicated lending group led by Bank of America, N.A., as Administrative Agent, and BofA Securities, Inc., BMO Capital Markets Corp., JPMorgan Chase Bank, N.A., The Toronto-Dominion Bank, and Capital One, National Association, as Joint Lead Arrangers and Joint Bookrunners. The Credit Facility amends and extends the Company’s previous $600 million credit facility that was due to mature in June 2023. All dollar amounts are denominated in US dollars unless otherwise indicated.

“IPG is a structurally different business today than it was five years ago,” said Greg Yull, President and CEO of IPG. “An important, but often overlooked, aspect of our fundamentals is the conservative capital structure that we have established which served us extremely well through the uncertainty of 2020. This new credit agreement further solidifies our strategy with a flexible framework at attractive terms to support our expansion and growth plans in 2021 and beyond.”

The Credit Facility consists of a $600 million revolving credit facility and includes an incremental accordion feature of $300 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $900 million if needed. The Credit Facility matures on June 12, 2026 and bears an interest rate that is based, at the Company’s option, on the London Inter-bank Offered Rate (or a successor rate), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread. The Credit Facility provides a more favorable covenant structure and increased flexibility to the Company as compared to the previous credit facility. The Credit Facility is expected to finance capital expenditures, business acquisitions, working capital, share repurchases, and other general corporate activities.

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, shrink and stretch films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 21 manufacturing facilities in North America, four in Asia and one in Europe. For information about the Company, visit www.itape.com.

Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the ability to exercise the Credit Facility’s accordion feature; the Company’s expected use of the Credit Facility; and the expected effects of the Credit Facility; may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Such statements are also subject to assumptions concerning, among other things: the Company’s ability (or lack thereof) to access the Credit Facility’s accordion feature; business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company’s greenfield projects and manufacturing facility expansions; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Credit Facility; the Company’s flexibility to allocate capital as a result of the recent Senior Unsecured Notes offering; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:

Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com